Exhibit 99.1

Alabama State University Expands

Partnership with Draganfly

Alabama State University Upgrades to the Latest Draganfly Vital Intelligence Technology and Will Implement Draganfly Varigard Sanitizing Spray Ahead of the Labor Day Classic Football Game

 Los Angeles, CA. September 2, 2021 -- Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it is expanding its partnership with Alabama State University (“ASU”), upgrading its Vital Intelligence Smart Vital Assessment Stations, and delivering its patented drone technology Varigard sanitizing spray for ASU’s annual Labor Day Classic football game.

ASU made history last year by becoming the first university in the United States to implement Draganfly’s safety system as part of the Safely Opening Schools Program, which provides an integrated health and screening protocol to be used campus-wide to screen, detect, assess, protect, and provide continuous action against the potential threat of infectious diseases, including COVID-19.

The Smart Vital system monitors, with voluntary consent, vital signs including but not limited to temperature, heart rate, breathing rate and blood oxygen content (SpO2). The system does not register any personal data of the individual being screened. The Social Distancing Awareness unit also ensures adherence with social distancing guidelines.

Draganfly’s Varigard pathogen and surface sanitizer will be sprayed throughout ASU Stadium ahead of the Labour Day Classic where the Alabama State University Hornets will take on the Golden Bears of Miles College on Saturday, September 4, 2021.

“The partnership we have developed with Draganfly in ensuring that the campus at Alabama State University remains safe for our faculty, staff and students is invaluable,” said Dr. Quinton T. Ross Jr., President, ASU. “ASU was one of the first Universities in the country to recognize the benefit of partnering with Draganfly, and we have been able to take full advantage of the cutting-edge technology and services that the company offers to keep our campus as safe as possible during this pandemic. Technology such as Draganfly’s Vital Intelligence and the Varigard sanitizer is a worthy investment and is a vital part of our overall campus safety protocols.”

“We are excited to deliver our upgraded Vital Assessment kiosks to Alabama State University and to deliver Draganfly’s patented drone technology of the Varigard one-of-a-kind, revolutionary organic sanitizer. This product has been a game-changer to enable the likes of Alabama State University, Barrett-Jackson Auto Auctions, and others to safely welcome the return of attendees to their events during the pandemic,” said Cameron Chell, CEO of Draganfly.

About Alabama State University

Founded in 1867, ASU is a comprehensive, regional institution offering students from across the nation and around the globe a world-class education. ASU’s learning experiences are holistic and are designed to develop intellectual, as well as social, moral, cultural and ethical values. ASU graduates are equipped with the skills, insights, attitudes and practical experiences that will enable them to become well-rounded, contributing citizens, fully qualified to take their places in their chosen professions and in service to humanity.

For more information about Alabama State University, visit www.alasu.edu.

Media Contact
Kenneth Mullinax, Director, Media Relations & Public Information
Email: kmullinax@alasu.edu

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets.

Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins
Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s partnership with ASU. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.